Filed pursuant to Rule 433
Registration No. 333-236613
July 28, 2022
PRICING TERM SHEET

Issuer:	Appalachian Power Company
Expected Ratings*:	Baa1 (Stable) by Moody’s Investors Service, Inc. A- (Stable) by S&P Global Ratings, a division of S&P Global Inc. A- (Stable) by Fitch Ratings, Inc.
Designation:	Senior Notes, Series BB, due 2032
Principal Amount:	$500,000,000
Maturity:	April 1, 2032
Coupon:	4.50%
Interest Payment Dates:	February 1 and August 1
First Interest Payment Date:	February 1, 2023
Treasury Benchmark:	2.875% due May 15, 2032
Treasury Yield:	2.683%
Reoffer Spread:	T+185 basis points
Yield to Maturity:	4.533%
Price to Public:	99.737% of the principal amount thereof
Transaction Date:	July 28, 2022
Settlement Date:	August 1, 2022 (T+2)
Redemption Terms:
Make-whole call:	Prior to May 1, 2032 at a discount rate of the Treasury Rate plus 30 basis points
Par call:	On or after May 1, 2032 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	037735DA2/US037735DA25
Joint Book-Running Managers:	CIBC World Markets Corp. Citigroup Global Markets Inc. RBC Capital Markets, LLC
Co-Manager:	SMBC Nikko Securities America, Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting CIBC World Markets Corp. toll-free at 1 (800) 282-0822, Citigroup Global Markets Inc. toll-free at 1 (800) 831-9146 or RBC Capital Markets, LLC toll-free at 1 (866) 375-6829.